JOHN M. WOODBURY, JR.
Attorney at Law
7251 Owensmouth Ave, Suite 7

Canoga Park, California  91303
Tel:  (818) 883-1776
Fax:  (818) 883-1781
E-mail:  jmwoodbury@shaw.ca

December 2, 2005

Via EDGAR

Elaine Wolff, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, NW
Washington D.C. 20549

Re:

Universal Guardian Holdings, Inc.
Registration Statement on Form SB-2 (Pre-Effective Amendment No. 1)
File Number 333-128785

Dear Ms. Wolff:

This letter is being filed in response to your letter on behalf of the staff of the Securities and Exchange Commission (the “Commission”) dated October 28, 2005 (the “Comment Letter”) relating to the filing by Universal Guardian Holdings, Inc. (“Universal Holdings”) of its Registration Statement on form SB-2 originally filed on October 3, 2005 (the “Initial Registration Statement”).  Concurrently with the filing of this letter via EDGAR, Universal Holdings has filed Pre-Effective Amendment No. 1 to the Initial Registration Statement (“Amendment No. 1”) which addresses the issues raised in the Comment Letter.  Please note that the numbers of the paragraphs below correspond to the numbers of the paragraphs in the Comment Letter.  References to page numbers below correspond to the sequentially numbered pages of Amendment No. 1.  We will also send you supplementally via federal express three clean versions of Amendment No. 1, together with a blackline version showing changes to the Initial Registration Statement.

Before addressing the Staff’s comments, we would also like to briefly describe certain changes that we have made in Amendment No. 1 to reflect to intervening events since we filed the Initial Registration Statement.  First, we corrected a selling shareholder from Mercator Momentum Fund, LP (a prior related investor) to Mercator Momentum Fund III, LP (the correct investor), and revised share ownership accordingly.  Second, we have added Pacific International as a new selling shareholder.  As discussed with Mr. Shea, Pacific International intends on pledging the shares as collateral for a loan, and the shares are being registered for the purpose of allowing the ultimate creditor to foreclose on the loan with free-trading shares in the event of a default.  We have further updated the prospectus to reflect the closing of the previously-pending MeiDa Technologies acquisition, and the entering into of an employment agreement with an executive officer of that company.  Finally, we have updated the prospectus to reflect actions taken at Universal Holdings’ annual shareholder meeting held on October 6, 2005, including increasing the authorized common shares from 50 million to 100 million, implementing a classified board of directors, and approving the 2005 stock plan.

Elaine Wolff, Branch Chief
United States Securities and Exchange Commission
December 2, 2005

General

1.

Please confirm to us that Universal Guardian has received the $525,000 from Mercator Momentum Fund and Monarch Pointe Fund in consideration of the 5,250 shares of series ‘B’ preferred shares.

Confirmed.  Universal Holdings has received the $525,000.

2.

Please revise your summary to describe all the material terms of the transaction with Mercator Momentum Fund and Monarch Pointe Fund including, but not limited to, limitations on the amount of outstanding stock that may be held by Mercator Momentum Fund and Monarch Pointe Fund at one time.

Given that the registration statement relates to the resale of previously issued shares, we do not believe that a description of the transactions pursuant to which the shares were originally issued are relevant, required or appropriate to be included in the Summary section of the prospectus, and believe that it can only confuse the average investor.  That reservation being stated, we have nevertheless included a summary of the original issuance transactions in the Summary section as requested.

Risk Factor, page 7

3.

We note that under the Subscription Agreement, Universal Holdings may not enter into any debt or equity financing without the consent of Mercator Momentum Fund and Monarch Pointe Fund.  Refer to Section 4(f) of the Subscription Agreement.  Please discuss this under the Risk Factor section, MD&A and Description of Securities Sections.

We have included a description of this provision in the MD&A section as requested.  We do not believe this provision represents a risk factor insofar as the consent right will no longer exist when the registration statement is declared effective.  That reservation being stated, we have nevertheless included this provision in the Risk Factor section as requested.  Since this is a contractual right as opposed to a right specifically subscribed to our series ‘B’ preferred stock under our certificate of incorporation or the relevant certificate of designation, we have not specifically included the description of the right in the Description Of Securities section of the prospectus.  We have, however, made an allusion to the contractual rights of holders of series ‘B’ preferred shares, and cross-referenced the reader back to the MD&A section.

A large number of common shares are issuable upon exercise of outstanding common shares purchase options or warrants or the conversion of outstanding convertible preferred shares, page 12

4.

Please revise to discuss Mercator Momentum Fund and Monarch Pointe Fund’s incentive to immediately convert their preferred shares and sell the shares they receive.  In this regard, it appears that Mercator Momentum Fund and Monarch Pointe Fund may convert their shares at a price below market value.

Mercator and Monarch’s effective purchase price per common share is actually slightly above current market prices ($1.09 versus $1) based upon the ordinary conversion rate. Accordingly, since they are not currently in a profit position, there is no current incentive for them to take that profit as you suggest.  There are, however, a number of options and warrants with exercise prices below current market rates, which may act

Elaine Wolff, Branch Chief
United States Securities and Exchange Commission
December 2, 2005

as an incentive for the holders of those securities to exercise them and sell the shares.  We have accordingly addressed that situation in the risk factor cited.

Use of Proceeds, page 5

5.

Please quantify the proceeds from the sale of the series ‘B’ preferred shares and provide the disclosure required by Item 504 of Regulation S-B.  In this connection, we note the limitation on the use of proceeds from the sale of the series ‘B’ preferred stock in Section 4(c) of the Subscription Agreement.

Given that the registration statement relates to the resale of previously issued shares, we do not believe that a description of the company’s use of the original proceeds of sale is relevant, required or appropriate for the Use Of Proceeds section, and believe that is can only confuse the average investor.  That reservation being stated, we have nevertheless provided information relating to the use of the original sales proceeds in the Use Of Proceeds section as requested.

Description of Equity Securities, page 49

6.

Please revise here and in the Selling Stockholders section to provide detailed disclosure of the conversion feature of the series ‘B’ preferred shares.  In this regard, we note your disclosure in the Certificate of Designation of Preferences and Rights of Series B Convertible Preferred Stock.

Complied

Also, briefly discuss the right of first refusal that was granted to the purchasers pursuant to Section 4(f) of the Subscription Agreement.

Since this is a contractual right as opposed to a right specifically subscribed to our series ‘B’ preferred stock under our certificate of incorporation or the relevant certificate of designation, we have not specifically included the description of the right in the Description Of Securities section of the prospectus.  We have, however, made an allusion to the contractual rights of holders of series ‘B’ preferred shares, and cross-referenced the reader back to the MD&A section.

Finally, revise to provide a detailed discussion of a “default” .For example, describe the events that constitute a default and quantify the penalty for each default.

Complied

Pursuant to the Comment Letter, Universal Holdings hereby supplementally confirms to the SEC its understanding that in the event adjustment provisions described in the notes to the fee table or elsewhere in the Registration Statement require Universal Holdings to issue more common shares than it is registering in the Registration Statement, for reasons other than those stated in Rule 416 of the Securities Act of 1933, Universal Holdings will file a new registration statement to register those additional shares.

Elaine Wolff, Branch Chief
United States Securities and Exchange Commission
December 2, 2005

Please contact the undersigned at (403) 217-5532 should you have any questions or comments.

Very truly yours,

/s/ John M. Woodbury, Jr.

John M. Woodbury, Jr.